

May 23, 2007

<u>Via Facsimile at (713) 229-7784 and U.S. Mail</u>

Timothy S. Taylor, Esq.
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002-4995

> **Re:** **Torch Energy Royalty Trust**
> **Schedule TO-T**
> **Filed by Trust Venture Company, LLC;**
> **Trust Acquisition Company, LLC;**
> **Silver Point Capital, L.P.;**
> **Edward A. Mulé; and Robert O'Shea**
> **Filed May 10, 2007**
> **File No. 005-49697**

Dear Mr. Taylor:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. The definition of "bidder" in Rule 14d-1(g)(2) includes any person "on whose behalf a tender offer is made." For a list of factors to be considered in determining the bidder in a tender offer, see the section entitled "Identifying the Bidder in a Tender Offer" in Section II.D.2 of the "Current Issues and Rulemaking Projects" outline (November 2000) available under "Corporation Finance – Archives" on the SEC website at www.sec.gov. Tell us what consideration you have given to including Mr. Holbrook as a filing person.

2. It appears that the proposed transaction may have one or more of the effects contemplated by Rule 13e-3(a)(3)(ii). We note in this regard your plans to terminate the Trust, your disclosure that delisting may result from your purchases pursuant to the offer, and the fact that the Trust currently has 355 unit holders of record. Please give us your well reasoned legal analysis of the applicability of Rule 13e-3 to your transaction, or make the required disclosures for each of the filing persons.

3. Rule 13e-3 requires that each issuer and affiliate engaged in a going-private transaction file a Schedule 13E-3 and furnish all of the required disclosures. Please confirm that each affiliate engaged in the transaction is a filing person on the Schedule 13E-3, and tell us what consideration you have given to including each of the bidders named on the Schedule TO as filing persons. If you do not believe that the filing persons are affiliates, tell us why in your response. See Section II.D.3 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects" outline, dated November 14, 2000 and available under "Corporation Finance – Archives" on the SEC website at www.sec.gov. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3.

4. It is not clear to us from the description in your background section whether Mr. Holbrook is an affiliate in the transaction. Please clarify his role in the transaction, and provide the Schedule 13E-3 disclosure if necessary.

Offer to Purchase
Summary Term Sheet, page 1

5. Revise the first bullet point under "Withdrawal Rights" to clarify that withdrawal rights will continue through any extensions of the offer, but will not continue through any subsequent offering period.

Procedures for Tendering Units, page 7

6. We note your disclosure that you may waive any condition of the offer for any particular tendering security holder. It is not appropriate for you to waive a condition with respect to individuals rather than the entire class of security holders to whom you are making the offer. Please revise.

7. Please revise to clarify that you will pay for tendered securities promptly rather than as "as promptly as practicable" after expiration of the offer. Make a similar revision throughout your document where this language appears. See Rule 14e-1(c).

Distributions, page 16

8. To the extent that you reduce the offer consideration in response to cash distributions, please note that we would consider any such reduction to be a change in price requiring ten days to remain in the offer. Please confirm your understanding.

9. Please clarify whether the recent dividend distribution will affect the price of the offer.

Background of the Offer, page 16

10. Please revise this section to include information concerning how the price was determined.

Conditions to the Offer, page 20

11. We note that the first condition listed in this section refers to "threatened" litigation, by either government entities or others. Conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise to clarify when litigation has been "threatened", or remove the term.

12. We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, please revise the language in the parenthetical in subparagraph (b) to provide shareholders with more specificity about events triggering the condition. "Any change" is too vague to offer much guidance.

13. In this regard, please revise the second to the last paragraph of this section to exclude actions or omissions to act by the bidders as a reason for the assertion of a condition.

14. The assertion that an offer condition must be satisfied in the sole judgment of the bidder amounts to a waiver of that condition. If bidder waives a material offer condition, five business days must remain in the offer and the offer document must be amended to disclose. Alternatively, please revise the offer conditions, where applicable, to include a standard of reasonableness. For example, we note that item (b) under this caption contains a "sole judgment" standard.

15. Pursuant to Rule 14e-1(c), all conditions must be satisfied or waived prior to the expiration of the offer. Please revise the language in the final paragraph of this section to clarify that the conditions do not constitute an ongoing right that may be asserted after the expiration of the offer.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- that filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

If you have any questions please contact me at (202) 551-3267 or by facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers and
Acquisitions

Timothy S. Taylor, Esq.
Baker Botts L.L.P.
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